Exhibit 99.1

Aptorum Group Receives Clearance from Health Canada to Initiate a Phase 1 Clinical Trial for ALS-4, a Small Molecule Drug for Infections Caused by Staphylococcus aureus including Methicillin-resistant Staphylococcus aureus (MRSA)

January 20, 2021

NEW YORK & LONDON & PARIS - Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) ) (“Aptorum Group” or “Aptorum”), a biopharmaceutical company focused on novel technologies including the targeting of infectious diseases, announced that the company, through its wholly owned subsidiary, Aptorum International Limited, has received clearance from the Public Health Agency of Canada (Health Canada) regarding the Clinical Trial Application (CTA) to commence a Phase 1 study of ALS-4, an orally administered small molecule drug intended to treat infections caused by Staphylococcus aureus including MRSA.

Dr. Clark Cheng, Chief Medical Officer and Executive Director of Aptorum Group, commented, “The clearance of our CTA application for ALS-4 drug represents a significant milestone for the company and one of a number of targeted strategic goals for 2021. This milestone supports the transition of Aptorum Group to a clinical-stage company and reflects the potential of our scientific rigor and novel approach of our products. We are dedicated to delivering novel therapeutics in the field of growing unmet medical needs of infections starting with Staphylococcus aureus.”

The Phase 1 clinical trial is planned to be conducted in Canada and targeted to recruit up to 48 and 24 healthy volunteers for the single-ascending dose (SAD) and multiple- ascending dose (MAD) cohorts, respectively. The primary objective of the trial is to evaluate the safety and tolerability of SAD and MAD of ALS-4 administered orally to healthy subjects. The secondary objective is to assess the pharmacokinetic profile of SAD and MAD of ALS-4 administered orally to healthy subjects.

About ALS-4

As part of Aptorum Group’s Acticule infectious disease platform, ALS-4 is a novel orally administered first-in-class small molecule that was developed based on an anti-virulence approach targeting Staphylococcus aureus including MRSA. ALS-4 can potentially lessen antimicrobial resistance via lowering selection pressure and render the bacteria to become highly susceptible to the host’s immune clearance. ALS-4 is targeted for potential administration both on a standalone or a combined basis with other existing antibiotics such as vancomycin.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a pharmaceutical company dedicated to the discovery, development and commercializing of therapeutic assets to treat diseases with unmet medical needs, particularly infectious diseases and cancers (including orphan oncology indications). The pipeline of Aptorum is also enriched through the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through programs such as the systematic screening of existing approved drug molecules and microbiome-based research platform for treatments of metabolic diseases. Aptorum also has projects focused on microbiome research and the commercialization of a natural supplement product targeted for women undergoing menopause and experiencing related symptoms.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020.

As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Inquiries:
Aptorum Group Limited
Investor Relations Department:
investor.relations@aptorumgroup.com
+44 20 80929299

Redchip – Financial Communications United States
Investor relations
Dave Gentry
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+1 407 491 4498

Actifin – Financial Communications Europe
Investor relations
Ghislaine Gasparetto
ggasparetto@actifin.fr
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